EXHIBIT 99.1

HEXO Provides Update on "The Path Forward"; Maintains #1 Position in Canada and Announces Redecan Product and Market Expansion

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 11, 2021 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021.

GATINEAU, Québec., Jan. 25, 2022 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company"), a leading producer of high-quality cannabis products, today provided an update on its previously announced strategic plan, "The Path Forward", designed to solidify HEXO’s position as the number one cannabis company in Canada by recreational market share, with the goal of becoming the first amongst its peers to be cash flow positive from operations.

“The Path Forward is made up of both expense and growth initiatives. Today’s announcement of new product launches supports our strategy to accelerate growth through organic market share gains and speaks to our commercial capabilities and strong innovation pipeline,” said Scott Cooper, CEO of HEXO. “To that end, HEXO is seeing significant demand for its products and brands across multiple categories and geographies and we continue to remain focused on our growth objectives.”

HEXO is committed to providing its shareholders with updates as the Company executes the strategic plan. Today’s announcement provides updates to one of the five strategic pillars: (i) “Accelerate growth through organic market share gains”.

Accelerate Growth Through Organic Market Share Gains

      i.      Redecan announces expansion into the low-cost, high-margin edible cannabis market with Redebles

Today, HEXO’s subsidiary, Redecan, announced that it had entered the cannabis edibles category in Canada with a new gummy confection called Redebles.

Redebles are a unique flavour-forward experience containing four gummies at 10 mg of THC per pack and sold at an MSRP of $5.95. The gummies are made with CO2 extracted cannabis distillate, vegan friendly and gluten free ingredients, and are sugar coated.

Redecan is the brand leader across several cannabis product categories. Today’s news marks the brand’s entrance into edibles; the fastest growing cannabis category in Canada. HEXO hopes that Redecan’s innovative, low-cost, and high-quality edible offering will disrupt the marketplace and quickly become an industry leader.

      ii.      Redecan enters new markets

HEXO is also pleased to announce that Redecan’s best-selling products are now available for sale in additional Canadian provinces, including Nova Scotia, New Brunswick, and Manitoba. Redecan is now represented in nine provinces and territories.

      iii.      HEXO expands Latitude, a brand with products ranging from sexual wellness to beauty and beyond

Today, HEXO’s subsidiary Latitude launched additional innovative wellness products including a transdermal cream and a CBD-forward body lotion.

HEXO’s commitment to Latitude highlights the Company’s focus on innovation and understanding of the sophisticated and maturing cannabis customer.

      iv.      Additional product launches

Today, HEXO also launched additional new products including, Original Stash Vape, Super Sour Diesel, OS.ONE Durban Poison and Garlic Jelly pre-rolls and dried flower, and UP Cannabis 3.5g bags of Ultra Sour, Lemon Z and Gelato 29.

Market Share Update

HEXO remains focused on its mission to become the leading Canadian licensed cannabis producer. To achieve this goal, the Company maintains its position as a producer across several product categories across multiple geographies and is working to capture additional market share in categories and geographies where the Company has identified growth opportunities.

To that end, HEXO believes that market share data is an important indicator of competitiveness in the Canadian recreational cannabis marketplace and a predictive indicator of sustainable revenues.

Below is a snapshot of HEXO’s position in the Canadian recreational marketplace according to Headset, a third-party cannabis data and market intelligence solution, on a three-month rolling average for October, November and December 2021.

  #1 in Canadian market share
  #1 overall producer across all categories in Ontario and Alberta
  #1 pre-roll producer in Canada
  #1 beverage producer in Canada
  #1 capsule producer in Canada
  #1 oil producer in Canada

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("Forward-Looking Statements"). Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

This press release should be read in conjunction with the management's discussion and analysis ("MD&A") and unaudited condensed consolidated interim financial statements and notes thereto as at and for the three months ended October 31, 2021. Additional information about HEXO is available on the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company's Annual Information Form for the year ended July 31, 2021 dated October 29, 2021.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For further information, please contact:

Investor Relations:

invest@hexo.com
www.hexocorp.com

Media Relations:

(819)-317-0526
media@hexo.com